INTEROIL CORPORATION
Yukon Territory
Canada

INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

to be held on June 22, 2010

MANAGEMENT SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation by management of InterOil Corporation (the "Corporation") of proxies to be used at the annual and special meeting and all adjournments thereof (the "Meeting") of holders ("Shareholders") of Common Shares ("Common Shares") of the Corporation to be held on Tuesday, June 22, 2010 at 10 a.m. (Eastern time) in the Prince Conference Center, Calvin College, 1800 East Beltline SE, Grand Rapids, United States of America, for the purposes set forth in the accompanying notice of meeting.  In this circular, references to "we", "us", "our", "the Corporation" and "InterOil" refer to InterOil Corporation and its subsidiaries, unless the context requires otherwise.  It is expected that the solicitation of proxies will be made primarily by mail but proxies may also be solicited personally by our directors, officers and employees.  The total cost of the solicitation will be borne by us.  The information contained in this circular is given as at May 22, 2010 except where otherwise noted. All dollar amounts are expressed in U.S dollars unless otherwise stated or the context requires.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy accompanying this Circular are directors and/or officers of ours.  Each Shareholder has a right to appoint a person (who does not need to be a Shareholder) other than the persons specified in such form of proxy to attend and act for him on his behalf at the meeting.  The right to appoint an alternative proxy may be exercised by striking out the management designated names specified in the enclosed form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the reply envelope in the manner set forth below.

To be valid, proxies must be dated, signed by the Shareholder or the Shareholder's attorney authorized in writing, and received by Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department, Facsimile (416) 263-9524 or (866) 249-7775 at any time not less than 48 hours (excluding non-business days) prior to the Meeting or any adjournment thereof.  Proxies may also be deposited with the Chairman of the Meeting at any time prior to the commencement of the Meeting or any adjournment thereof.  An undated proxy will be deemed to be dated the date it is mailed.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it with an instrument in writing executed by him or his attorney authorised in writing by depositing such instrument: (i) at our registered office at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9 at any time up to and including the last business day preceding the day of the meeting, (ii) with Computershare Investor Services Inc. at the address provided under "Appointment of Proxies" at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof; (iii) with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment of the Meeting; (iv) by the Shareholder personally attending at the Meeting and voting the Common Shares represented by the proxy; or, if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation attending at the Meeting and voting such securities; or (v) in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXYHOLDERS

The persons named in the form of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them.

In the absence of such specification, the proxyholder shall be deemed to have been granted the authority to vote the relevant Common Shares FOR: (i) the appointment of auditors at such remuneration as may be determined by the Board of Directors, as set forth in this Circular; and (ii) the approval and ratification of the Shareholder Rights Plan of InterOil, as amended, as set forth in this Circular.

With regard to the election of the directors as set forth in this Circular, the New York Stock Exchange (“NYSE”) recently amended its rules regarding broker discretionary voting. Unlike prior years, the NYSE rules do not give brokers discretionary authority to vote on the election of directors. This means that your broker, bank, or other nominee cannot vote your Common Shares unless you provide it with voting instructions. Therefore, if you hold Common Shares of InterOil in street name and do not provide voting instructions to your broker, bank, or other nominee, your Common Shares will not be voted on the election of directors.

The form of proxy also confers discretionary authority upon the persons named in the proxy with respect to amendments to, or variations of, the matters identified in the Notice and with respect to other matters that may properly be brought before the Meeting.  As of the date hereof, the management of InterOil knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice.

RECORD DATE AND ENTITLEMENT TO VOTE

In accordance with the Business Corporations Act (Yukon) ("YBCA"), each holder of record of our Common Shares as at May 17, 2010, the record date, will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting.  To the extent that a holder has transferred any Common Shares after the record date and the transferee of such Common Shares establishes ownership of such shares and demands in writing, not later than 10 days before the Meeting or any adjournment thereof, to be included in the list of Shareholders entitled to vote at the Meeting, the transferee, and not the Shareholder of record as of May 17, 2010, will be entitled to vote such Common Shares at the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name.  Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of InterOil as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's own name on the records of InterOil.  Such Common Shares will more likely be registered in the name of the Shareholder's broker or an agent of that broker.  In Canada, the vast majority of shares are registered in the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings.  Every broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  In certain cases, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the proxy provided to Registered Shareholders, however, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Institution, Inc ("Broadridge").  Broadridge typically prepares a machine-readable voting instruction form, mails that form to the Beneficial Shareholders and asks Beneficial Shareholders to return the instruction forms to Broadridge.  Alternatively, Beneficial Shareholders can either call Broadridge's toll-free telephone number to vote their Common Shares or access Broadridge's dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions.  Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting – voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the Broadridge form) well in advance of the Meeting in order to have the Common Shares voted.  If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the Registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Circular, the accompanying proxy, and the Notice are to Registered Shareholders unless specifically stated otherwise.

VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

On May 17, 2010, we had 43,756,354 Common Shares issued and outstanding.  To the knowledge of our directors and executive officers, as of May 17, 2010, the following persons beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of our issued and outstanding Common Shares:

Name and Address	Number of Common Shares	Percentage of Common Shares
Phil Mulacek (1)
20 Piper Terrace	5,417,815	12.38%
The Woodlands, Texas, 77380
USA

Wells Fargo & Company	4,393,524	10.04%
42 Montgomery Street
San Francisco, California, 94163
USA

Note:
(1)
Includes 449,569 Common Shares held by Petroleum Independent and Exploration Corporation, a corporation controlled by Mr. Mulacek, 4,112,908 Common Shares held by P.I.E. Group LLC, a company controlled by Mr. Mulacek, and 10,000 Common Shares held by Nikiski Partners Limited, a limited partnership, the general partner of which is Petroleum Independent and Exploration Corporation.

BUSINESS OF THE MEETING

PRESENTATION OF THE 2009 FINANCIAL STATEMENTS

InterOil's audited consolidated financial statements for the fiscal year ended December 31, 2009, together with the Auditors’ report on those statements, have been forwarded to Shareholders.  At the Meeting, Shareholders will receive and consider the financial statements with no formal action being taken to approve these as the requirements of the YBCA will have been met with the advance circulation of such financial statements.  If any Shareholders have questions respecting such financial statements, the questions may be brought forward at the Meeting.

ELECTION OF DIRECTORS

Our Articles of Continuance provide that we must have a minimum of three and a maximum of fifteen directors as determined by a resolution of our board of directors (the "Board").  The number of directors is presently six.  Directors elected at the meeting will serve until the next annual meeting of Shareholders or, if earlier, until they resign, are removed or are disqualified.  The current term of office of each of the nominees as our directors will expire at the meeting.

The Board has set the number of directors to be elected at the meeting at six. Management of InterOil propose to nominate Phil E. Mulacek, Christian M. Vinson, Roger N. Grundy, Gaylen J. Byker and Roger Lewis, each of whom is currently a director, in addition to Ford Nicholson.   Unless otherwise directed, the persons named in the accompanying proxy intend to vote FOR the election as directors of InterOil the nominees whose names are set forth below.

Edward Speal, a current director of InterOil, has advised the Board that he does not intend to seek re-election at the Meeting and will therefore cease to be a director on June 22, 2010, for personal reasons.  Mr. Ford Nicholson is being proposed as a director of InterOil to replace Mr. Speal, The Board considers that Mr Nicholson’s industry and finance experience, knowledge of Papua New Guinea and independence to be highly desirable qualities supporting his appointment.   Assuming Mr. Nicholson is elected as a director of InterOil at the Meeting, it is expected that he will be appointed a member of a number of the Board’s standing committees. For a discussion regarding the process by which the Board conducted its search for a director to replace Mr Speal, see “6. Nomination of Directors” at Appendix “A” to this Circular

The following table sets forth information with respect to all persons nominated for election as directors, as provided by those directors individually.  The information includes the names, province, state or county, and country of residence of the person nominated for election as directors, the number of voting securities of the Corporation beneficially owned or controlled or directed, directly or indirectly, as at May 17, 2010, the offices held by each in the Corporation, the period served as director and the principal occupation for the past five years of each.

Name, Place of Residence and position with the Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned, Controlled or Directed, directly or indirectly
Phil E. Mulacek Texas, USA Chairman of the Board, Director and Chief Executive Officer	Chief Executive Officer of InterOil	May 29, 1997	5,417,815	(1)
Christian M. Vinson Port Moresby, Papua New Guinea Director, and Executive Vice President Corporate Development & Government Affairs	Executive Vice President Corporate Development & Government Affairs of InterOil	May 29, 1997	128,000
Roger N. Grundy (4) Derbyshire, UK Director	Managing Director of Breckland Ltd., a UK-based engineering consulting firm. Consultant to the oil, gas and petrochemical industries.	May 29, 1997	147,700
Gaylen J. Byker (3)(4) Michigan, USA Director	President of Calvin College, a liberal arts college in Grand Rapids, Michigan	May 29, 1997	439,005	(2)
Roger Lewis(3) Perth, Australia Director	Professional director	November 26, 2008	Nil
Ford Nicholson (5) Vancouver, BC, Canada Proposed Director	President of Kepis & Pobe Investments Inc. (private investment company), a position he has held since 2001.	Proposed	Nil

Notes:
(1)
Includes 449,569 Common Shares held by Petroleum Independent and Exploration Corporation, a corporation controlled by Mr. Mulacek, 4,112,908 Common Shares held by P.I.E. Group LLC, a company controlled by Mr. Mulacek, and 10,000 Common Shares held by Nikiski Partners Limited, a limited partnership, the general partner of which is Petroleum Independent and Exploration Corporation.

(2)
Includes 14,225 Common Shares held by Asia Pacific Refinery Investment, Inc. ("APRI") and 37,500 shares held by APRI, L.P. ("APRI LP").  Dr. Byker owns APRI, which is the general partner of APRI LP and holds a 1% general partnership interest and a 19% limited partnership in APRI LP.  APRI LP owns an interest in P.I.E. Group, LLC, equating with 1,373,000 Common Shares of InterOil.

(3)	Each of Dr. Byker and Mr. Lewis is a member of the Audit Committee, the Compensation Committee, and of the Nominating and Governance Committee.
(4)	Each of Mr. Grundy and Dr. Byker is a member of the Reserves Committee.
(5)	Information regarding Mr. Nicholson's principal occupation during the past five years and other information is set forth below under "Information Regarding Mr. Nicholson".

Additional information regarding the background of each of the nominees, other than Mr. Nicholson, is contained in our Annual Information Form for the year ended December 31, 2009 dated March 1, 2010, a copy of which is available at www.sedar.com.

Information Regarding Mr. Nicholson

Ford Nicholson is the President of Kepis & Pobe Investments Inc., a position he has held since 2001.  Kepis & Pobe Investments Inc. specializes in facilitating international business transactions. In addition, Mr. Ford is a director and Chairman of BNK Petroleum, Inc.(since June 2008)(TSX) and was President and a director of Bankers Petroleum (U.S.) Inc. from January 2005 until August 2006, and a director of Bankers Petroleum Limited (TSX; AIM) from August 2006 until October 2008. Mr. Ford was also a director of Tartan Energy Inc.  from June 2004 to June 2005, a heavy oil company based in California.   Over the past 25 years, Mr. Nicholson has provided executive management to several international projects. Mr. Nicholson is a member of International Crisis Group. Mr. Nicholson has a Diploma in Finance from the BC Institute of Technology and the Canadian Securities Course from the Investment Dealers Association.

Mr. Nicholson was a director of a company operating in Papua New Guinea, Sepik Gold Corporation ("Sepik") from May 1996 to December 2001. Sepik did not have adequate funds to complete its 2000 year-end audit and the shares of Sepik were cease traded in December 2001, at which time Mr. Nicholson resigned from the board of that company.

APPOINTMENT OF AUDITOR

InterOil’s Audit Committee has recommended to the Board that the Corporation propose PricewaterhouseCoopers, Chartered Accountants, the incumbent auditors first appointed on June 6, 2006, to the Shareholders for re-election as our auditors.

Unless otherwise directed, the persons named in the accompanying proxy intend to vote FOR the appointment of PricewaterhouseCoopers, Chartered Accountants, as our auditors to hold office until the next meeting of Shareholders and to authorize the directors to fix their remuneration.

APPROVAL AND RATIFICATION OF SHAREHOLDER RIGHTS PLAN, AS AMENDED

InterOil adopted the shareholder rights plan (the "Rights Plan") by way of a shareholder rights plan agreement (the "Rights Agreement") entered into between it and Computershare Investor Services Inc., as rights agent, effective May 28, 2007, and the Rights Plan was ratified by Shareholders at the annual and special meeting of Shareholders held on June 25, 2007.

InterOil is proposing two minor amendments to the Rights Agreement in order to: (i) recognise that the Common Shares are no longer traded on a Canadian stock exchange in Canadian dollars and (ii) recognise the increase in the market price of InterOil from US$35.00 on May 25, 2007, the last trading day before the effective date of the Rights Agreement, to US$58.21 on May 17, 2010.  See “Approval and Ratification of the Shareholders Rights Plan, as Amended – Proposed Amendments”.

For the Rights Agreement to continue in effect after the Meeting, it must be ratified by a simple majority of votes cast by "Independent Shareholders" (as defined in the Rights Agreement, and which includes, generally, Shareholders, other than any "Acquiring Person", "Offeror", affiliates or associates of such Acquiring Person or Offeror, persons acting jointly or in concert with such Acquiring Person or Offeror).  As at this date, the Rights Plan is not being recommended in response to (or in contemplation of) any known take-over bid or other similar transaction.

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to approve an ordinary resolution approving and ratifying the Rights Agreement as amended, as set forth herein.  The Board has determined that the Rights Plan, as amended, is in the best interest of InterOil and its Shareholders.  The Board unanimously recommends that Shareholders vote in favour of the ordinary resolution approving and ratifying the Rights Agreement, as amended.  In the event the requisite Shareholder approval is not obtained, the Rights Agreement shall terminate and, without further formality, the Right holders shall be deemed to have elected to redeem the Rights at the Redemption Price of $0.00001 per Right, as long as a Flip-in Event (as defined in the Rights Agreement) has not occurred prior to that time.

Unless otherwise directed, the persons named in the accompanying proxy intend to vote FOR the resolution approving and ratifying the Rights Agreement, as amended, at the Meeting.

Purpose of the Rights Plan

We believe that the Rights Plan is an important tool for the protection of shareholders.  It remedies certain limitations of the applicable securities legislation and creates the basis for a fair auction process if a bidder makes an offer for all of the Common Shares.  Many public companies have adopted rights plans on a similar basis.  The Board believes that the Rights Plan offers the following key benefits:

Additional Time to Consider a Bid

Under Canadian securities laws, a party wishing to make a formal take-over bid for the outstanding Common Shares is required to leave the bid open for a minimum of 35 days.  If ratified, the Rights Plan would effectively extend the time period during which a bid would be required to be left open to 60 days. The additional time period during which a bid is required to be left open provides an opportunity for the Board to properly assess the merits of a bid and identify other possible bidders or other alternatives for InterOil.  It also provides time for other bidders to come forward with competing, and potentially superior bids.  This feature of the Rights Plan is particularly important to InterOil, which has complex operations that are located at great distance from many major financial centers.

Creeping Bids and Exempt Bids

Under Canadian securities laws, a party is exempt from the requirement to make a formal take-over bid if it acquires less than 5% of the Common Shares in a twelve month period or if it acquire shares from five or fewer persons for a price equal to less than 115% of the market price.  The Rights Plan effectively requires such persons to offer the same transaction to all shareholders once they own more than 20% of the Common Shares.  This will ensure that all holders are able to participate in so called "exempt" acquisitions, not just those who happen to sell in the market or those who hold large positions.

Permitted Bid

The Rights Plan utilizes the mechanism of the "Permitted Bid" (as defined in the Rights Agreement) to ensure that a person seeking control of InterOil allows shareholders and the Board adequate time to assess the bid.  The purpose of the Permitted Bid is to allow a potential bidder to avoid the dilutive features of the Rights Plan by making a bid in conformity with the conditions specified in the Permitted Bid provisions.  The Rights Plan should not deter a person seeking to acquire control of InterOil if that person is prepared to make a take-over bid pursuant to the Permitted Bid requirements or is prepared to negotiate with the Board.  Otherwise, a person will likely find it impractical to acquire 20% or more of the outstanding Common Shares because the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire such an interest other than by means of a Permitted Bid or on terms approved by the Board.  When a person or group become an "Acquiring Person" (as defined in the Rights Agreement), the rights beneficially owned by those persons or their transferees become void thereby diluting their holdings.  The possibility of such dilution is intended to encourage such a person to make a Permitted Bid or to seek to negotiate with the Board the terms of an offer which is fair to all shareholders.

The Rights Plan exempts from the definition of Acquiring Person any person who is the beneficial owner, as defined in the Rights Agreement, of more than 20% of the outstanding Common Shares determined as at the effective date of the Rights Agreement, provided that such person does not after the effective date of the Rights Agreement become the beneficial owner of additional Common Shares constituting 1% or more of the outstanding Common Shares of InterOil, other than pursuant to a Common Share Reduction, Permitted Bid Acquisition, an Exempt Acquisition, and a Pro Rata Acquisition (all as defined in the Rights Agreement) or as compensation for acting as an officer or director of the corporation.

Summary of the Key Provisions of the Rights Plan

This summary of the Rights Plan is qualified in its entirety by reference to the text of the Rights Agreement.  In the event of any conflict or inconsistency between the summary in the Information Circular and the Rights Agreement, the Rights Agreement governs.  A copy of the Rights Agreement can be obtained by contacting the Corporate Secretary of InterOil at PO Box 6567, Cairns, Queensland, Australia 4870 and is also available on SEDAR at www.sedar.com.  All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Rights Agreement.

InterOil issued Rights to its shareholders pursuant to the terms of the Rights Agreement with the Rights Agent upon adoption of the Rights Plan.  At this time one Right was deemed to have been distributed for each Common Share and can only be transferred with that Common Share until and unless a "Flip-in Event" occurs.  Further, the Rights are not exercisable until and unless a Flip-in Event occurs.  The issuance of the Rights does not change the manner in which shareholders currently trade their Common Shares.

A Flip-in Event would occur if a person or company were to become an "Acquiring Person", that is, the person or company acquired beneficial ownership of at least 20% of the Common Shares other than pursuant to certain exceptions such as a "Permitted Bid" or an "Exempt Acquisition".  If the person or company acquires Common Shares under a Permitted Bid or Exempt Acquisition or one of the other specified exceptions, they are not considered to be an Acquiring Person and no Flip-in Event occurs.

The Shareholder Rights Plan exempts from the definition of Acquiring Person any person who is the beneficial owner, as defined in the Rights Agreement, of more than 20% of the outstanding Common Shares determined as at the effective date of the Rights Agreement, provided that such person does not after the effective date of the Rights Agreement become the beneficial owner of additional Common Shares constituting 1% or more of the outstanding Common Shares of InterOil, other than pursuant to a Common Share Reduction, Permitted Bid Acquisition, an Exempt Acquisition and a Pro Rata Acquisition (all as defined in the Rights Plan) or as compensation for acting as an officer or director of the Corporation.

If a person or company does become an Acquiring Person each Right then entitles each holder - other than the Acquiring Person - to purchase Common Shares of InterOil at a 50% discount to the market price at the time of exercise.

The Acquiring Person is not permitted to exercise its Rights.  The Rights Plan provides that the Acquiring Person's Rights become null and void when the Flip-in Event occurs.

The Rights Plan also provides that InterOil's Board may either waive the Rights Plan or redeem the Rights at a minimal price in certain circumstances.  The Rights Plan thereby encourages unsolicited bidders to either make a "Permitted Bid" or to approach the Board with their offer and attempt to convince the Board to either waive the Flip-in Event (i.e., an Exempt Acquisition) or to redeem the Rights.  If the offer is coercive or inadequate, the Board can choose not to cooperate with the bidder and not to agree to waive the Rights Plan or redeem the Rights.

The Rights Plan is not intended to interfere with any future financing transactions that InterOil may wish to implement, including any future issuance of equity securities, unless it results in the issuance of more than 20% of the Common Shares to one person.  The issue of Rights will not affect reported earnings or cash flow per share until and unless the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights.  InterOil can continue to conduct its existing business in the ordinary course on the same terms as if the Rights Plan had not been implemented.

The adoption of the Rights Plan will not change the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation.  In the event of a take-over bid or similar transaction, the Board will continue to have the right and responsibility to take such action and to make such recommendations to shareholders as are considered necessary or appropriate.

Summary of Certain Terms of the Rights Plan

Effective Date

The Rights Agreement became effective on May 28, 2007 and shall expire on the close of business on May 29, 2013, subject to the Independent Shareholders approving and ratifying the Rights Agreement, as amended, by a majority vote at the Meeting. If such approval is not obtained, the Rights Plan will then cease to have effect.

Creation and Issue of Rights

On the effective date of the Rights Agreement, one Right was issued and attached to each Common Share and attaches to each Common Share subsequently issued.  When the Flip-in Event occurs all Rights holders, other than the Acquiring Person, are entitled to purchase Common Shares of InterOil at a 50% discount to their market price.

Flip-in Event

A Flip-in Event occurs when a person or company becomes an Acquiring Person.

Acquiring Person

An Acquiring Person is a person or company who, at any time after the date of the Rights Agreement, is the beneficial owner of 20% or more of the outstanding Common Shares of InterOil, subject to the following exemptions:

(a)	a "Common Share Reduction" (generally, a repurchase or redemption of Common Shares by InterOil which has the effect of increasing the person's or company's percentage ownership of InterOil above 20%);

(b)	a "Permitted Bid" acquisition (an acquisition of Common Shares made pursuant to a Permitted Bid or "Competing Permitted Bid");

(c)	an Exempt Acquisition (an acquisition prior to the date of the Rights Plan or an acquisition in respect of which the Board has waived the application of the Rights Plan); and

(d)
a "Pro Rata Acquisition" (generally, the acquisition of Common Shares pursuant to a rights offering, public offering or private placement to the extent that it does not increase the person's or company's proportionate shareholding).

The Rights Plan exempts from the definition of Acquiring Person any person who is the beneficial owner, as defined in the Rights Agreement, of more than 20% of the outstanding Common Shares determined as at the effective date of the Rights Agreement, provided that such person does not after the effective date of the Rights Agreement become the beneficial owner of additional Common Shares constituting 1% or more of the outstanding Common Shares of InterOil, other than pursuant to a Common Share Reduction, Permitted Bid Acquisition, an Exempt Acquisition, and a Pro Rata Acquisition or as compensation for acting as an officer or director of the corporation.

Beneficial Ownership, Exemptions for Portfolio Managers and Permitted Lock-up Agreements

In determining whether a person or company has become an Acquiring Person, by virtue of being the beneficial owner of at least 20% of the outstanding Common Shares of InterOil, all Common Shares over which the person or company has "beneficial ownership" must be included.  A person or company is deemed to beneficially own any Common Shares which are owned by its associates or affiliates or by persons or companies "acting jointly or in concert" with such person or company for the purpose of acquiring Common Shares and any Common Shares which it has the right to vote or the right to acquire within 60 days.  Intermediaries that are portfolio managers, fund managers, trust companies, crown agents engaged in the management of investment funds and pension plan and registered plan administrators are not caught simply because they may have the right to vote Common Shares managed by them for others.

A person or company may also be considered to be the beneficial owner of any Common Shares that are subject to a lock-up agreement with it.  A lock-up agreement is an arrangement under which a shareholder agrees to tender its Common Shares to a bid (the "Lock-up Bid") made by that person or company.  However, the person or company will not be deemed to be the beneficial owner of Common Shares subject to a lock-up agreement if the holder of such Common Shares has agreed to deposit or tender its Common Shares pursuant to a "Permitted Lock-up Agreement".  In order for a lock-up agreement to constitute a Permitted Lock-up Agreement, certain conditions must be met including, among other things:

(a)	the terms of such agreement must be publicly disclosed and a copy must be made available to the public (including to InterOil);

(b)
the tendering shareholder must be able to withdraw its Common Shares from the Lock-up Bid in order to deposit or tender the Common Shares to another take-over bid or support another transaction where the price or value offered under such other bid is at least 7% higher than the price or value offered under the Lock-up Bid or the number of Common Shares to be purchased under the takeover bid or transaction is at least 7% more than the number proposed to be purchased under the Lock-up Bid; and

(c)
any "break-up" fees payable by the tendering shareholder, cannot exceed in the aggregate the greater of the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid and 50% of the amount by which the price or value of the consideration payable under the other take-over bid or transaction exceeds the price or value of the consideration that would have been received under the Lock-up Bid.

Permitted Bids and Competing Permitted Bids

An offeror can avoid causing a Flip-in Event by making a Permitted Bid.  To be "permitted", the bid must:

(a)	be made by way of a take-over bid circular;

(b)	be made to all shareholders of record, other than the offeror, for all or a portion of the Common Shares outstanding and must be open for acceptance for at least 60 days;

(c)	require a minimum deposit of more than 50% of the Common Shares held by "Independent Shareholders" (i.e., generally, shareholders who are not, or are not related to, the Acquiring Person);

(d)	unless the take-over bid is withdrawn, allow the Common Shares to be deposited up to the close of business on the first date on which the deposited Common Shares are taken up or paid for;

(e)	allow the Common Shares deposited pursuant to the take-over bid to be withdrawn until they are taken up and paid for; and

(f)
if the minimum 50% of Common Shares are deposited, the offeror must make a public announcement of that fact and leave the take-over bid open for deposits of Common Shares for at least 10 business days after the announcement.

An offeror can also avoid causing a Flip-in Event by making a "Competing Permitted Bid".  A Competing Permitted Bid is a Permitted Bid made after another permitted bid has been made and before that other permitted bid has expired.  However, a Competing Permitted Bid is only required to be left open for the later of (i) 35 days after the date of such bid and (ii) the earliest date on which the Common Shares may be taken up and paid for under the other Permitted Bid that is in existence.

Redemption Rights and Waiver

An offeror can also avoid causing a Flip-in Event by negotiating with the Board and convincing them to allow a take-over bid that is not a Permitted Bid but is made to all holders of Common Shares in a manner acceptable to the Board.  In such circumstances the Board can waive the Flip-in Event and deem the take-over bid to be an Exempt Acquisition such that the dilutive effect of the Rights Plan does not come into effect.  Any such waiver in respect of a particular take-over bid will also constitute a waiver of any other take-over bid made to all holders of Common Shares during the period when the first take-over bid is outstanding.  The Board can also waive the Flip-in Event in certain other circumstances, (e.g., if a person or company has inadvertently become an Acquiring Person and within a specified period of time reduces its shareholdings).

Further, the Rights Plan permits the Board of InterOil to redeem (buy back and cancel) the Rights for a nominal price ($0.00001 per Right) in certain circumstances.  The redemption right must generally be made for all and not less than all the Rights and must be made prior to the occurrence of a flip-in event.

Separation Time

The Rights can become separated from the Common Shares to which they are currently attached and then trade separately from the Common Shares.  This "Separation Time" will generally only occur on the close of business on the 10th business day after the earlier of:

(a)	the first date of public disclosure of facts indicating that a person or company has become an Acquiring Person;

(b)	the date of commencement or first public announcement of a non-permitted take-over bid; or

(c)	the date on which a Permitted Bid ceases to qualify as a Permitted Bid.

Until and unless the Separation Time occurs, the Rights will continue to be attached to and trade with the Common Shares.

Exercise Price Before Flip-in Event

The exercise price before the Flip-in Event has been set at a high value (US$200) relative to the current market value of the Common Shares of InterOil, the effect of which is to render the Rights of little or no value at the time of issue.

Trading of Rights

Until the Separation Time, the Rights will be evidenced by the outstanding certificates for Common Shares and the Rights may be transferred with, and only with, the Common Shares.  Until and unless the Separation Time occurs (or earlier termination or expiration of the Rights), the surrender for transfer of a certificate representing Common Shares will also constitute the transfer of the Rights associated with the Common Shares represented by the certificate.  If the Separation Time occurs, then, as soon as practicable following the Separation Time separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Shares as of the close of business at the Separation Time and the separate Rights Certificates will thereafter evidence the Rights.

Deemed Redemption

The Rights Plan provides that in the event a person or company acquires Common Shares pursuant to a Permitted Bid or an Exempt Acquisition, the Rights are no longer valid and are deemed to have been redeemed by the Board.

Proposed Amendments

InterOil is proposing only two minor amendments to the Rights Agreement in order to: (i) recognise that the Common Shares are no longer traded on a Canadian stock exchange in Canadian dollars and (ii) recognise the increase in the market price of InterOil from US$35.00 on May 25, 2007, the last trading day before the effective date of the Rights Agreement, to US$58.21 on May 17, 2010.

The proposed amendments to the Rights Plan are limited to:

(i)	a change in the currency referred to in the agreement from Canadian dollars to U.S. dollars; and

(ii)
an increase in the “Exercise Price” of the Rights from CDN$100.00 to US$200.00. The “Exercise Price” is the price at which a holder of a Right may purchase the InterOil Common Shares issuable upon exercise of one whole Right.  The exercise price before the Flip-in Event has been amended such that the exercise price is sufficiently high (US$200) relative to the current market price of the Common Shares of InterOil, so as to render the Rights of little or no value at the time of issue.

As under the current Rights Agreement, in the event of a Flip-in Event, each Right shall thereafter constitute the right to purchase from InterOil, upon exercise thereof in accordance with the terms hereof, that number of Common Shares as have an aggregate Market Price on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (subject to certain adjustments).

The Board of Directors has determined that the proposed amendments to the current Rights Agreement are in the best interest of InterOil and its Shareholders. The Board of Directors unanimously recommends that the Shareholders vote in favour of the ordinary resolution approving and ratifying the Rights Agreement, as amended.  If the resolution is not passed, the Rights shall terminate as of the date of the Meeting, as long as a Flip-in Event (as defined in the Rights Agreement) has not occurred prior to that time.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

A detailed review of the Corporation’s compensation policy and approach was undertaken under the supervision of the Compensation Committee in early 2008.  This was reaffirmed and refined by the Corporation under the supervision of the Compensation Committee in late 2009.  During 2009, InterOil also reviewed and renewed its stock incentive plan, adopted the 2009 Stock Incentive Plan (the “Stock Plan”), and the Compensation Committee considered a policy for the grants of stock incentives to employees.  The Stock Plan was approved by Shareholder at the Shareholders’ meeting held on June 19, 2009. The Committee and the Board also considered the use of restricted stock units as long term incentives for certain employees.  The Compensation Committee also commenced a review of remuneration paid to non-executive directors.  However, detailed and final consideration of such remuneration was deferred until later in 2010.

The Compensation Committee is responsible for reviewing and approving the compensation arrangements for our Chief Executive Officer, senior executives and directors, in conjunction with the Board where appropriate.  The Compensation Committee also administers our incentive and equity-based compensation plans, such as our Stock Plan.  In connection with the administration of these plans, the Compensation Committee makes recommendations regarding amendments to existing compensation plans and the adoption of new plans.  The Compensation Committee's role, composition, duties and responsibilities are set forth in its Charter which was approved by our Board and is available on our website at www.interoil.com.

Members of the Compensation Committee during the financial year ended December 31, 2009 were Dr. Gaylen Byker (Chair), Mr. Edward Speal and Mr. Roger Lewis, each of whom is independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101").  During 2009, all material compensation matters were reviewed and approved by the Compensation Committee.  In some cases, the Board considered particular matters upon advice received from the Compensation Committee.

Our executive compensation program is designed to be competitive with other companies in the oil and gas business, particularly those we view as competitors for business, employee talent, and shareholder investments.  For certain executives, we also need to remain competitive more broadly as their skills and expertise are not industry-specific.  We also recognize the need to provide compensation that encourages performance and focus on shareholder value.  The fact that our Corporation is still at a relatively early development stage has been a significant factor in determining our approach to compensating senior management.

Elements of InterOil’s Compensation Program

Our compensation package for senior executives is comprised of three main elements: base salaries, annual incentives (or bonuses) and long term incentives provided as stock options to acquire Common Shares, or restricted stock units convertible into Common Shares, pursuant to the Stock Plan.

We regularly benchmark our compensation program.  In 2008, we conducted a detailed benchmark analysis of executive remuneration with the assistance of data provided by a number of compensation consulting groups, including the Hay Group, against compensation paid by companies, primarily within the same industry and of similar size.  In March 2010, the Compensation Committee retained the Hay Group to review the remuneration paid to each of the Company’s executive officers, undertake market comparisons and make recommendations.  Recognising our stage of development, we have endeavoured to keep base salaries and annual bonuses as near to the benchmarked market mid-point as possible while ensuring that we are able to attract and retain competent professionals for critical senior roles. Stock option grants have been used as a means to attract and retain these executives.  We have also placed significant emphasis on stock-based compensation in order to align management's interest with our shareholders.  Each year, the Compensation Committee determines the amount, if any, and proportion of each type of long-term incentive for each director, officer and key employee.

Base Salaries

Base salaries are designed to be at competitive levels and, when combined with the other components of the compensation program, are set to attract and retain suitably qualified and able executives and managers.  Base salaries are generally set as near as possible to the mid-point of our benchmarked comparator group. In some instances, the market for certain senior professionals has required divergence from that to salaries within the upper quartile of the comparator group.

Annual Incentives

During the 2009 year, cash bonuses totalling US$372,556 were paid to “named executive officers” (as defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) listed in the summary compensation table below, a relatively low number against the standards of our benchmarked comparator group.

Long-Term Incentives

Long-term incentive compensation provides a reward for business success in future years and, is linked to shareholders' interests.  We believe that equity ownership by our senior management is an essential feature of our compensation program.  We grant long-term incentives periodically to promote alignment of officer interests with that of shareholders.  This type of award may consist of performance stock, stock options or other equity or performance based compensation.  To date, stock options have primarily been employed.  A small number of restricted stock units have been granted during late 2009 and early 2010, although not to named executive officers.  Each year, the Compensation Committee determines the amount and proportion of each type of long-term incentive for each officer and for key employees.

The Compensation Committee generally subjects stock incentive grants to a vesting schedule.  In the case of options, the exercise price is established as the fair market value of our Common Shares on the date the options are granted, in accordance with the provisions of the Stock Plan.  To determine the amount of stock incentive awards, the Compensation Committee considers the fact that stock incentives constitute a considerable portion of the compensation package that we use to attract and retain qualified executives, as well as the employee's ability to influence our future performance.  The Compensation Committee also takes into account the number of outstanding and unvested awards held, as well as the size of previous awards made to both the intended executive or employee and their peers. The number of stock incentives granted is designed to give rise to a total annual remuneration, including this long term incentive component, which placed the relevant officers and employees in the upper quartile of the comparator group.  During 2009, we awarded options to purchase a total of 325,500 Common Shares and restricted stock units convertible into 41,400 Common Shares.  By their nature, stock options only have value to those receiving them if the value of our Company grows.  Restricted stock units, which are grated in smaller numbers, have increasing value as the value of the Company grows.

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and evaluating our Chief Executive Officer's performance in light of those goals and objectives.  The Compensation Committee reviews and approves our Chief Executive Officer's annual base salary, bonus, and option grants annually.  This review process encompasses a number of factors, both quantitative and qualitative.  The process includes consideration of our performance; the value of similar incentive awards to chief executive officers of comparable companies and to the awards given to the Chief Executive Officer in past years, so that a compensation program can be monitored for the Chief Executive Officer at a fair and competitive level, consistent with our corporation's best interests.  Some of the factors considered during 2009 included exploration success and upgrades to the Company’s resource position, finalisation of an agreement with the PNG Government to underpin our proposed LNG Project, work undertaken to develop partnerships for the commercialisation of our resource, and capital raising success.

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the total compensation paid during the financial years ended December 31, 2009 and 2008, to each of the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers at December 31, 2009 whose total compensation was, individually, more than CDN$150,000 for the financial year ended December 31, 2009 (collectively, the "Named Executive Officers").

Effective December 31, 2008, the Canadian Securities Administration adopted a new form of executive compensation disclosure (new Form 51-102F6), which requires additional information to be included in the Summary Compensation Table in respect of compensation paid to Named Executive Officers for the 2008 financial year.  As permitted under these new rules, information with respect to financial years prior to 2008 in the below table has not been restated.

InterOil has not granted any share-based awards to Named Executive Officers and does not have a pension plan.

Name and principal position	Year	Salary ($)	Option based awards(1) ($)	Non-equity incentive plan compensation ($)	All other compensation ($)		Total compensation ($)
				Annual incentive plans

Phil E. Mulacek	2009	600,000	255,437	-	168,000	(3)	1,023,437
Chairman, and Chief	2008	500,000	1,326,125	-	168,000		1,994,125
Executive Officer

Collin F. Visaggio(4)	2009	336,557	-	95,028	47,584	(2)	479,169
Chief Financial Officer	2008	332,837	2,117,944	50,124	34,466		2,535,371

Christian Vinson	2009	350,000	255,437	-	-		605,437
Director &	2008	300,000	884,084	-	-		1,184,084
Executive Vice
President

William Jasper III	2009	250,000	794,733	182,500	-		1,227,233
President and Chief	2008	250,000	1,323,211	210,000	-		1,783,211
Operating Officer

Mark A. Laurie	2009	285,084	-	95,028	45,120	(2)	425,232
General Counsel &	2008	275,682	1,342,007	100,248	33,833		1,751,770
Company Secretary (4)

Notes:
(1)	The grant date fair value is calculated using the Black -Scholes-Merton model based on the following assumptions:

Year	Period	Risk free interest rate (%)	Risk free interest rate (%)	Volatility (%)	Weighted average expected life for options
2009	Oct 1 to Dec 31	1.5	1.5	89	6.0
2009	Jun 1 to Sep 30	1.7	1.7	83	3.0
2009	Apr 1 to Jun 30	1.4	1.4	83	5.0
2009	Jan 1 to Mar 31	1.1	1.1	83	5.0
2008	Oct 1 to Dec 31	1.5	1.5	83	4.3
2008	Apr 1 to Sep 30	2.7	2.7	80	5.0
2008	Jan 1 to Mar 31	2.2	2.2	73	5.0

(2)	Statutory superannuation contributions made to Australian-based employees mandated by Australian law.
(3)	Includes $18,000 directors’ fees and $150,000 in management fees paid to Petroleum and Independent Exploration Corporation as the general manager of S.P. InterOil, LDC. See “Management Contracts”.
(4)
The cash-based compensation of Australian-based employees is paid in Australian dollars. Amounts for 2009 have been converted at an exchange rate of 0.7919, being the average rate quoted by OANDA for the 2009 year.   2008 amounts were converted at an exchange rate of 0.8354, being the average rate quoted by OANDA for 2008.

INCENTIVE PLAN AWARDS

The following table sets forth information regarding all option-based awards outstanding as at December 31, 2009 for each Named Executive Officer.  InterOil has not granted any share-based awards to any Named Executive Officers.

Outstanding Option-Based Awards

Option-based Awards
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options[1] ($)
Phil E. Mulacek
	2005	15,000	30.38	10/05/10	695,450
	2006	15,000	14.19	09/06/11	939,300
	2007	15,000	43.22	24/06/12	503,850
	2008	60,000	33.82	22/06/13	2,579,400
	2009	15,000	25.85	24/06/14	764,400

Collin F. Visaggio	2006	90,000	17.73	19/10/11	5,317,200
	2008	30,000	33.82	22 / 06 /13	1,289,700
	2008	225,000	9.80	25 / 11 /13	15,077,250

Christian Vinson
	2005	15,000	30.38	10/05/10	695,450
	2007	15,000	43.22	24/06/12	503,850
	2008	40,000	33.82	22/06/13	1,719,600
	2009	15,000	25.85	24 / 06 /14	764,400

William J. Jasper III	2006	150,000	15.95	17 / 09 /11	9,129,000
	2008	30,000	33.82	22 / 06 /13	1,289,700
	2008	37,500	29.39	18 / 09 /12	1,778,250
	2009	37,500	39.29	22 / 09 /12	1,407,000

Mark A. Laurie	2007	30,000	39.76	19 / 06 /12	1,111,500
	2008	30,000	33.82	22 / 06 /13	1,289,700
	2008	105,000	9.80	25 / 11 /13	7,036,050

Note:
(1)
The closing price for the Corporation’s Common Shares quoted on the New York Stock Exchange on 31 December 2009, which forms the basis for this calculation, was US$76.81. Some of the options identified above for which values are quoted had not vested and were not able to be exercised as at December 31, 2009

The following table sets forth the dollar value that would have been realized if options held by the Named Executive Officers had been exercised on the vesting date.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year(1) ($)
Phil E. Mulacek	4,050
Collin F. Visaggio	3,499,500
Christian Vinson	4,050
William Jasper III	-
Mark A. Laurie	1,633,100

Note:
(1)
The market price employed in this calculation is the closing price of InterOil’s Common Shares on the New York Stock Exchange on the vesting date. The exercise or grant price is subtracted from this and the net amount multiplied by the number of shares under the vested option.

STOCK PLANS

The 2009 Stock Incentive Plan (the "Stock Plan") was adopted and approved by Shareholders at the annual and special meeting of Shareholders held on June 19, 2009.  The purpose of the Stock Plan is to foster and promote the long-term financial success of the Corporation  and to increase shareholder value by: (a) encouraging the commitment of selected key employees, consultants and outside directors, (b) motivating superior performance of key employees, consultants and outside directors by means of long-term incentives, (c) encouraging and providing key employees, consultants and outside directors with a program for obtaining ownership interests in the Corporation that link and align their personal interests to those of the Shareholders, (d) attracting and retaining key employees, consultants and outside directors by providing competitive compensation opportunities, and (e) enabling key employees and outside directors to share in the long-term growth and success of the Corporation.

The Stock Plan permits the Compensation Committee of the Board (the "Compensation Committee") to grant incentive awards to outside directors, employees and consultants, which awards include non-statutory stock options, incentive stock options, stock appreciation rights, restricted stock awards, restricted stock-based awards and other stock-based awards, as well as supplemental payments with respect thereto.  Some of the incentive rights may require the satisfaction of performance-based criteria in order to be payable to participants.  Such rights are an important component of the total compensation package offered to employees, consultants and directors, reflecting the emphasis that InterOil places on motivating and rewarding superior results with long-term, performance-based incentives.

The maximum number of Common Shares reserved for issuance issued under the Stock Plan is set at 2,000,000 Common Shares. A maximum of 500,000 Common Shares may be issued upon exercise of incentive stock options.  Any Common Shares subject to an award under the Stock Plan that are forfeited, cancelled, returned to InterOil for failure to satisfy conditions or otherwise terminated without an issuance of (including payment of an option price by withholding shares) Common Shares will not be counted against the maximum share limitations of the Stock Plan and may again be used for awards under the Stock Plan.  The maximum aggregate number of shares attributable to incentive awards that may be granted or may vest in any calendar year pursuant to any incentive award for a named executive officer is 300,000 and the maximum cash payout in any calendar year which may be made to such officer is US$5 million.

The Stock Plan is administered by the Compensation Committee.  Subject to the terms of the Stock Plan, the Compensation Committee has the power to select the persons eligible to receive incentive awards, the type and amount of incentive awards to be awarded, and the terms and conditions of such awards.  The Compensation Committee has the authority to interpret the Stock Plan and establish, amend or waive rules necessary or appropriate for the administration of the Stock Plan.

No incentive stock options may be exercisable for more than ten years from the date of grant, or, in the case of an incentive stock option granted to an employee who owns or is deemed to own more than 10% of the outstanding Common Shares, five years from the date of grant.

Rights under any award may not be transferred except by will or the laws of descent and distribution or a qualified domestic relations order.  However, the Compensation Committee may, in its discretion, authorize in the applicable award agreement the transfer, without consideration, of all or a portion of a non-statutory stock option by a participant in the plan to family members, trusts and entities owned by immediate family members.

Unless provided otherwise in the applicable award agreement, in the event of a change in control, as defined in the Stock Plan, all outstanding awards shall become 100% vested, free of all restrictions, immediately and fully exercisable and deemed earned in full and payable as of the day immediately preceding the change in control.

Under the Stock Plan, InterOil may issue Common Shares from treasury or purchase Common Shares on the open market or otherwise.

The Board has the power and authority to terminate or amend the Stock Plan at any time; provided, however, the Board may not, without the approval of Shareholders: (i) other than as a result of a dilutive event, increase the maximum number of Common Shares which may be issued under the Stock Plan; (ii) amend the requirements as to the class of employees eligible to purchase Common Shares under the Stock Plan; (iii) extend the term of the Stock Plan; (iv) increase the maximum limits on awards to covered employees as set for compliance with the performance-based exception provisions of the Stock Plan; or (v) decrease the authority granted to the Compensation Committee under the Stock Plan in contravention of Rule 16b-3 under the United States Securities Exchange Act of 1934.  In addition, to the extent that the Compensation Committee determines that the listing requirements of any national securities exchange or quotation system on which the Common Shares is then listed or quoted, or the United States Internal Revenue Code or regulations promulgated thereunder, require Shareholder approval in order to maintain compliance with such listing requirements or to maintain any favourable tax advantages or qualifications, then the Stock Plan shall not be amended without Shareholder approval.  No amendment to the Stock Plan may adversely affect any rights of a holder of an outstanding award under the Stock Plan without such holder's consent.

Unless otherwise provided by the Compensation Committee in the award agreement, the period during which vested awards may be exercised following a termination of employment is as follows: (i) if a participant's employment is terminated for any reason other than as a result death, disability, retirement or for cause, the vested portion of such award is exercisable for the lesser of the expiration date set forth in the applicable award agreement or 90 days after the date of termination of employment; (ii) in the event of the termination of participant's employment for cause, all vested awards immediately expire; (iii) upon a participant's retirement, any vested award shall expire on the earlier of the expiration date set forth in the award agreement for such award or one year after the date of retirement (three months in the case of incentive stock options); and (iv) upon the death or disability of a participant, any vested award shall expire on the earlier of the expiration date set forth in the award agreement or the one year anniversary date of the participant's death or disability.

Stock Options

The Compensation Committee may grant "non-statutory stock options" and "incentive stock options"; however, incentive stock options may only be granted to employees.  The aggregate "Fair Market Value" (as defined below) of the Common Shares with respect to which incentive stock options become first exercisable by any participant during any calendar year cannot exceed $100,000. Historically, the Company has only granted non-statutory stock options. The exercise price under a stock option shall not be less than the Fair Market Value per share on the date of grant. "Fair Market Value" is defined as the average of the opening and closing prices of a Common Share on the date as of which Fair Market Value is to be determined, or if no such sales were made on such date, the closing sales price on the immediately preceding business day of a Common Share as reported on the New York Stock Exchange.

The exercise price for Common Shares acquired on exercise of a stock option must be paid in cash, or, if approved by the Compensation Committee, delivery of Common Shares with a Fair Market Value equal to the exercise price of the stock option, the withholding of shares that would otherwise be issuable upon exercise, participation in a "cashless exercise'' arrangement, or payment of any other form of consideration acceptable to the Compensation Committee.

Stock Appreciation Rights ("SARs")

A SAR provides the holder with the right to receive a payment in Common Shares equal to the excess of the Fair Market Value of a specified number of Common Shares on the date the SAR is exercised over a SAR price specified in the applicable award agreement.  The SAR price specified in an award agreement must be equal to or greater than the Fair Market Value of the Common Shares on the date of the grant of the SAR.  SARs are subject to the terms as the Compensation Committee may specify and may not generally be exercisable prior to six months from the date of grant.

Restricted Stock

An award of restricted stock is an award of Common Shares that is subject to restrictions or limitations as set forth in the Stock Plan and in the related award agreement.  Restrictions may include the time or times within which such award may be subject to forfeiture and any performance goals which must be met.  Except for the right to vote the Commons Shares (unless otherwise provided in the applicable award agreement) and limitations on transfer or limitations set forth in the applicable award agreement, holders of restricted stock shall have all of the rights of a Shareholder, including, if provided in the applicable award agreement, the right to receive any dividends thereon.  Unless otherwise provided in an award agreement, upon the termination of a participant's employment, the non-vested portions of all outstanding awards will terminate immediately.

Other Stock-Based Awards

The Compensation Committee may grant other stock-based awards, which include awards payable in Common Shares (that are not subject to restrictions), restricted stock units, Common Shares awarded subject to the satisfaction of specified performance criteria, convertible or exchangeable debentures, other rights convertible into Common Shares and incentive awards valued by reference to performance criteria, which awards are payable in cash or Common Shares.

RETIREMENT PLAN BENEFITS

InterOil has not adopted any retirement plan, pension plan or deferred compensation plan.

DISCLOSURE OF TERMINATION AND CHANGE OF CONTROL BENEFITS.

Termination and change of control payments are provided for in employment agreements with each of the President & Chief Operating Officer, Chief Financial Officer and General Counsel & Corporate Secretary, respectively.  Key elements are summarized as follows:

William Jasper III – President & Chief Operating Officer

On September 18, 2006, we entered into an initial three year employment contract with William Jasper as President and Chief Operating Officer.  The employment contract provides for automatic one year extensions in the absence of notice of termination from the Company.

In the event that during the term of employment Mr. Jasper's  employment is (i) involuntarily terminated by us except for "Cause"; (ii) terminated due to "Disability" or "Retirement"; (iii) terminated by him for "Good Reason"; or  (iv) terminated within 30 days of a “Change of Control” of the Corporation, then Mr. Jasper will be entitled to be paid, in the aggregate, as additional compensation an amount equal to $250,000, in any such event under (i), (ii) or (iii), or  two and one-half times his current base salary and annual bonus, as a result of a termination by Mr. Jasper under clause (iv) (the "Additional Payment").

We are required to pay Mr. Jasper the Additional Payment in a cash lump sum, net of applicable withholdings, not later than sixty calendar days following the date of termination.  If Mr. Jasper terminates his employment as a result of a Change of Control under (iv) above, his contract provided that all options that have been granted to him will immediately vest and will be exercisable for a period of 60 days. This provision is subject to the provisions of the Stock Plan.

We are permitted to terminate Mr. Jasper's employment contract for "Cause".  Cause includes conviction of an offence involving pecuniary dishonesty or sentencing to any period of imprisonment, acts of fraud or misappropriation, engagement in any material activity which directly competes with the business of InterOil or by failure to cure a breach of the agreement within a reasonable time.

Collin Visaggio – Chief Financial Officer

Under the terms of Mr. Visaggio’s employment contract he is entitled to receive payment of a certain amount in the event of a change of control of the Corporation and when, as a result of that change of control, there is a “material change”.  Material change means: (i) a substantial reduction in base salary; (ii) termination of office other than for cause; (iii) significant diminution in status or role by reason of the change of control (other than where the opportunity to be reassigned to another role for which he is reasonably suited by experience, training and qualifications which would not involve such a diminution is declined); (iv) geographic relocation to another State or Territory of Australia, or to another country,  subsequent to a change of control occurring; or (v) any other change which would constitute conduct entitling it to be accepted as repudiation by the Corporation of the contract.

In the event that the threshold conditions are met and notice of termination of employment is given by either Mr. Visaggio or InterOil, he is to be paid, within 3 months, an amount equal to nine months of his annual base salary, plus one additional month for each year of service, together with an amount equal to the maximum annual incentive bonus payable to him for that year.  Such payment is net of applicable taxes and to be made by InterOil Australia Pty Ltd, a wholly-owned subsidiary of the Corporation.

The payment is subject to certain conditions including resigning immediately from office as a director or officer of any InterOil company and maintaining confidentiality obligations.

Mark Laurie – General Counsel and Company Secretary

Under the terms of Mr. Laurie’s employment contract he is entitled to receive payment of a certain amount in the event of a “change of control” of the Corporation and when, as a result of that change of control, there is a “material change”.  Material change means: (i) a substantial reduction in base salary; (ii) termination of office other than for cause; (iii) significant diminution in status or role by reason of the change of control (other than where the opportunity to be reassigned to another role for which he is reasonably suited by experience, training and qualifications which would not involve such a diminution is declined); (iv) geographic relocation to another State or Territory of Australia, or to another country,  subsequent to a change of control occurring; or (v) any other change which would constitute conduct entitling it to be accepted as repudiation by the Corporation of the contract.

In the event that the threshold conditions are met and notice of termination of employment is given by either Mr. Laurie or InterOil, he is to be paid, within 3 months the amount equal to nine months of his annual base salary, plus one additional month for each year of service, together with an amount equal to the maximum annual incentive bonus payable to him for that year.  Such payment is net of applicable taxes and to be made by InterOil Australia Pty Ltd, a wholly owned subsidiary of the Corporation.

The payment is subject to certain conditions including resigning immediately from office as a director or officer of any InterOil company and maintaining confidentiality obligations.

DIRECTORS COMPENSATION

The following table sets forth compensation provided to the directors of InterOil during the year ended December 31, 2009.

Compensation paid to directors in 2009 consisted of fees and stock options. The compensation provided to each of Mr. Mulacek and Mr. Vinson in their capacities as executive directors of InterOil is included in the Summary Compensation Table.

Name	Fees earned ($)	Option-based awards(1) ($)	Total Compensation $
Roger N. Grundy	18,000	255,437	273,437
Gaylen J. Byker	50,000	255,437	305,437
Edward Speal	18,000	255,437	273,437
Roger F. Lewis	18,000	255,437	273,437

Notes:
(1)
All directors (including executive directors) were granted options, in connection with their duties as a director, to purchase 15,000 Common Shares pursuant to the 2009 Stock Plan.  Options were granted to directors on 25 June 2009.  The grant date fair value is calculated using the Black- Scholes-Merton model based on the following assumptions:

Year	Period	Risk free interest rate (%)	Risk free interest rate (%)	Volatility (%)	Weighted average expected life for options
2009	Oct 1 to Dec 31	1.5	1.5	89	6.0

2009	Jun 1 to Sep 30	1.7	1.7	83	3.0
2009	Apr 1 to Jun 30	1.4	1.4	83	5.0
2009	Jan 1 to Mar 31	1.1	1.1	83	5.0
2008	Oct 1 to Dec 31	1.5	1.5	83	4.3
2008	Apr 1 to Sep 30	2.7	2.7	80	5.0
2008	Jan 1 to Mar 31	2.2	2.2	73	5.0

This is a standard methodology.

Directors, other than Mr. Vinson, receive a small fee paid quarterly in arrears. Dr Byker is paid a larger fee in recognition of the work load associated with his role as the lead independent director and chairman of the Audit, Compensation and Nominating and Governance committees. Compensation has historically been weighted towards equity-based stock option grants for directors, consistent with the approach employed for executive officers and key employees, and the Corporation’s early development stage. In recent years, directors have been granted 15,000 options on an annual basis at the time of the annual shareholders meeting in June. New directors have also been granted 15,000 options at the time of their appointment to the Board.  The Compensation Committee has retained the Hay Group to review the compensation paid to non-executive directors against a relevant comparator group and to provide recommendations for InterOil. Work relating to this review is ongoing and expected to be completed in mid-2010.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change for the five years ended December 31, 2009 in the cumulative total shareholder return on our Common Shares against the cumulative total return for the S&P/TSX Composite Index.  The comparison of total return on an investment for each of the periods assumes that C$100 was invested on December 31, 2004 in our Common Shares, the S&P/TSX Composite Index, and that all dividends were reinvested.

	Years Ended December 31,
	2004		2005		2006		2007		2008		2009
S&P/TSX Composite Index	C$	100.00	C$	121.91	C$	139.60	C$	149.60	C$	135.17	C$	109.94
InterOil	C$	100.00	C$	82.72	C$	80.05	C$	50.90	C$	59.70	C$	102.21

InterOil’s Common Shares ceased trading on the Toronto Stock Exchange from January 27, 2009.  For the period beginning January 1, 2009 to December 31, 2009, share pricing data sourced from the American Stock Exchange and New York Stock Exchange has been used, converted into Canadian dollars at the monthly exchange rate quoted by OANDA at the end of each month.

During most of the period captured within the performance graph, cash-based remuneration for executive officers has not changed materially. During 2009, some increases were made to salaries for some executive officers. Stock option grants were a major component of remuneration for executive officers throughout the period, although grants were limited in 2009.  More significant option grants were made to executive officers in 2008 in recognition of the critical roles they play in the Company’s future, the need to ensure their total remuneration is competitive, and the demands involved with employment as an officer in the Company at a pivotal stage of its development.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding our equity compensation plans as of December 31, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-averaged exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	1,879,900	US$	23.09	1,753,100

STOCK OPTION INFORMATION REQUIRED BY THE NEW YORK STOCK EXCHANGE

The following table provides additional information concerning stock options required as a result of the Corporation’s listing on the New York Stock Exchange.

Stock options outstanding at January 1, 2009	1,839,500

Stock options and restricted stock units issued during 2009	366,900

Stock options exercised and restricted stock units vested during 2009	231,750

Stock options and restricted stock units cancelled during 2009	49,000

Stock options and restricted stock units expired during 2009	45,750

Stock options and restricted stock units outstanding at December 31, 2009	1,879,900

Common Shares available for future issuance under the plan as at:

January 1, 2009	309,500

December 31, 2009	1,753,100

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors or executive officers owed any amounts to us or any of our subsidiaries at any time during 2009 or as of May 22, 2010 and we did not provide any financial assistance to any directors to purchase any of our securities in 2009.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and the evaluation of the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of InterOil.

The Board believes that effective corporate governance is critical to our continued and long-term success.  The Board strongly believes that its commitment to sound corporate governance practices is in the best interests of its Shareholders and contributes to effective and efficient decision making.

The disclosure of InterOil's corporate governance practices is presented pursuant to the requirements of NI 58-101 and is set forth in Appendix "A" to this Circular.

MANAGEMENT CONTRACTS

One of our subsidiaries pays a management fee to Petroleum and Independent Exploration Corporation, a company controlled by Mr. Mulacek, our Chairman and Chief Executive Officer, of US$150,000 per annum.  Petroleum and Independent Exploration Corporation serves as the general manager of S.P. InterOil, LDC, a subsidiary of ours established under the laws of the Commonwealth of The Bahamas.  Under relevant Bahamian corporate law, a sole general manager of a company is appointed by the members (shareholders) of the company and has the authority to manage the business and affairs of the company.  The general manager of a company exercises all powers that would typically be exercised by a board of directors.  Petroleum and Independent Exploration Corporation is owned by Mr. Mulacek, our Chairman and Chief Executive Officer, and members of his family.

ADDITIONAL INFORMATION

Additional information regarding us is available on SEDAR at www.sedar.com.  Information regarding our business is provided in our annual information statement for the year ended December 31, 2009.  Financial information is provided in our comparative financial statements and management's discussion and analysis for the year ended December 31, 2009.  Security holders may contact InterOil Corporation at 60 - 92 Cook Street, Portsmith, Queensland, Australia 4870 (attention Mr. Anesti Dermedgoglou, Vice President of Investor Relations) or through our website at www.interoil.com to obtain, without charge, copies of these documents and additional copies of this Circular.

APPENDIX "A"

CORPORATE GOVERNANCE DISCLOSURE

FORM 58-101F1

Disclosure Requirement		InterOil Corporation Corporate Governance Practices
1. Board of Directors
(a)	Disclose the identity of directors who are independent.
The following directors are independent as that term is defined in NI 58-101 and under applicable New York Stock Exchange Rules: Dr. Gaylen Byker, Mr. Edward Speal and Mr. Roger Lewis. Mr Roger Grundy was independent under applicable New York Stock Exchange Rules but not under NI 58-101 in 2009.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.
Phil Mulacek and Christian Vinson are both executive officers of InterOil.
Roger Grundy, through Breckland Limited of which he is a director and principal, has provided some technical and advisory services to certain of our subsidiaries.

(c)
Disclose whether or not a majority of directors is independent.  If a majority of directors is not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

Three of our six directors are independent under NI 58 - 101.  We believe that the fact that our Audit Committee, Compensation Committee and Nominating and Governance Committee are all composed entirely of independent directors facilitates the Board’s exercise of independent judgement.  In addition to the significant amount of board duties placed on these committees, the independent directors meet in executive session outside of the presence of any of our officers or non-independent directors at least once annually and more often as required.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	None of our directors is currently serving on the board of any other reporting issuer or other publicly-traded corporation.

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.
During 2009, our independent directors met on two occasions without the presence of management and non-independent directors.
(f)
Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Our Chief Executive Officer also serves as the Chairman of the Board and is not an independent director.  Dr. Gaylen Byker acts as our Vice Chairman and as our lead independent director.  Dr. Byker chairs each of the Board’s Audit, Compensation, and Nominating and Governance Committees.  Dr Byker also chaired a number of Board meetings held during 2009.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year	Please refer to Appendix "B" to this Circular.
2. Board Mandate
	Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Please refer to Appendix "C" to this Circular for the Board’s written charter. The charter is also available on our website at www.interoil.com.
3. Position Descriptions
(a)
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
The Board has developed and approved written position descriptions for the Chairman and for the chair of each Board committee.

(b)
Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer.  If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.
The Board has developed and agreed a written position description with the Chief Executive Officer.
4. Orientation and Continuing Education
(a)	Briefly describe what measures the board takes to orient new directors regarding:
(i)	the role of the board, its committees and its directors, and
New directors are provided with a copy of all Board and committee mandates and policies, articles and by-laws, pertinent corporate information and other reference materials, and are introduced to all existing directors and to senior management.  The Corporate Secretary provides a briefing and responds to any questions raised.

(ii)	the nature and operation of the issuer's business.
New directors are given an orientation tour of our operations in Papua New Guinea, and hold meetings with executive officers, other senior financial, corporate and operations personnel and existing directors upon joining the Board.  In these meetings, new directors are provided with presentations detailing our current operations and activities, together with an outline of the Corporation’s history and its strategic plans and objectives.

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors

We do not currently have a formal continuing education program for our directors.  However, we will monitor the need for a continuing education program and implement one if the growth in or degree of change in the nature of the Corporation’s operations warrants it. Board members are encouraged to communicate with management, auditors and legal advisers to remain current with industry trends and regulatory changes.

5. Ethical Business Conduct
(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	We have adopted a Code of Ethics and Business Conduct which applies to all of our directors, officers and employees.
(i)	disclose how a person or company may obtain a copy of the code;
Our Code of Ethics and Business Conduct is accessible on our website at www.interoil.com and also the SEDAR website located at ww.sedar.com.  Our employees and directors are all provided with a copy of our Code of Ethics and Business Conduct upon joining InterOil.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
Our management and all employees are required to acknowledge their understanding of the Code of Ethics and Business Conduct and all new employees are required to accept its terms as a condition of their employment.  The Corporate Secretary and Chief Financial Officer monitor compliance with the Code and report to the Board, or to its Audit or its Nominating and Governance Committee as required.

(iii)
provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Our Board did not grant any waivers to our Code of Ethics and Business Conduct during 2009 and no other departures from the Code were requested.  Any future waivers will be disclosed in the appropriate filings on the SEDAR website located at www.sedar.com.

(b)
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors are required to disclose any matters in which they may have, or may be perceived to have a material interest prior to consideration of the matter.  Upon such disclosure and upon advice from the Corporate Secretary and General Counsel where necessary, the director and the Board will determine whether the director should refrain from discussing or voting on the matter, or absent himself from the meeting while the matter is discussed.  Any transaction in which a director or executive officer has material interest is required to be approved by members of the Audit Committee not having an interest in the matter.  In addition, in certain instances special Board committees are established to deal with matters where potential conflicts of interest may arise.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	A whistleblower policy and facility are in place which provides employees with the ability to report, on a confidential and anonymous basis, any violations of the Code or other unethical conduct.
6. Nomination of Directors
(a)	Describe the process by which the board identifies new candidates for board nomination.
The Board, co-ordinated through its Nominating and Corporate Governance Committee, considers personal characteristics and core competencies required of Board members when evaluating persons to be nominated for election to the Board, taking into account the composition of the Board as a whole.  In addition, the Board considers a candidate's qualification as "independent," as well as a candidate's depth of experience and availability, the balance of the business interests and experience of the incumbent or nominated directors and the need for any specific expertise to ensure an appropriate mix of relevant skills are present on the Board and its committees.

In addition to the criteria described above, the Board may consider other qualifications and attributes which they believe are appropriate in evaluating the ability of an individual to serve as a member of the Board.  The Board’s goal is to assemble a Board that possesses a variety of perspectives and skills derived from high quality business and professional experience in various relevant geographies.  In order to ensure that the Board consists of members with a variety of perspectives and skills, the Nominating and Governance Committee has not set any minimum qualifications and also considers candidates with appropriate non-business backgrounds.   Other than ensuring that at least three members of the Board are financially literate and a sufficient number of the Board members meet applicable independence requirements, the committee has not set any specific skills that it believes are necessary for any individual director to possess.

In recent months, the Board initiated a search for directors who satisfied the following attributes: independence, financial literacy, industry knowledge or experience, and the ability to dedicate the time necessary to participate as a member of our Board and certain of its standing committees. Mr Nicholson was identified through this process and contact was made with him after Mr Speal’s decision not to seek re-election.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
All of the members of our Nominating and Governance Committee are independent.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The purpose of the Nominating and Governance Committee is to:
		•	identify and recommend to the Board individuals qualified to be nominated for election to the Board;
		•	recommend to the Board the members and Chairperson for each Board committee;
		•	periodically review and assess the Corporation’s Code of Ethics and Business Conduct and make recommendations for changes thereto to the Board;

•
 review and report to the Board on a periodic basis with regards to matters of corporate governance (defined as the distribution of rights and responsibilities between the Board, Shareholders and management in determining the direction and performance of the Corporation and the procedures for making corporate decisions), including reviews of, and recommendations with regards to, Shareholder proposals; and

•	Oversee any self-evaluation of the performance of the Board and the annual evaluation of the Corporation’s management.

In addition, the Committee is responsible for providing advice, on a confidential basis, to Corporation employees, officers and directors pursuant to the Corporation’s Code of Ethics and Business Conduct. The responsibilities, powers and operation of the Nominating and Governance Committee are set out in its charter which is available on our website at www.interoil.com

7. Compensation
(a)	Describe the process by which the board determines the compensation for the issuer's directors and officers.
Please refer to the "Statement of Executive Compensation" in the Circular for details of the Corporation’s executive compensation structure and policies.  In the case of the Corporation’s officers, compensation matters are largely delegated to and dealt with by the Board’s Compensation Committee on the basis of advice provided by human resources management, external legal counsel, and compensation consultants where necessary Compensation for non-executive directors is being reviewed, with work commenced in 2009.  It is expected that this review will be completed and considered by the Board in mid-2010.  The work is being overseen by the Compensation Committee with a view to a report being presented to the Board for consideration.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
All of the members of the Compensation Committee are independent.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The purpose of the Compensation Committee is to:
		•	discharge the Board's responsibilities relating to the fair and competitive compensation of our Chief Executive Officer, other executive officers, and directors;
		•	review and approve an annual report on executive compensation for inclusion in our management information circular for our annual meeting of shareholders; and
		•	administer, approve and evaluate our director and officer compensation plans, policies and programs.

The Compensation Committee administers our incentive compensation and stock option and other equity based plans in which the Chief Executive Officer and other executive officers may be participants and recommends to the Board amendments to such plans or adoption of new plans.  In connection with administering such plans, the Compensation Committee has the authority to (i) approve option guidelines and the general size of overall grants, (ii) make grants, (iii) interpret the plans, (iv) determine the rules and regulations relating to the plans, (v) modify or cancel existing grants and substitute new grants with the consent of grantees, (vi) designate employees eligible to participate in the plans, and (vii) impose such limitations, restrictions and conditions upon any award as the Compensation Committee deems appropriate and as permitted under the applicable plan.

The Compensation Committee reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer, evaluates our Chief Executive Officer's performance in light of those goals and objectives, and determines and approves our Chief Executive Officer's compensation level based on such evaluation.  The Committee annually reviews and approves our Chief Executive Officer's annual base salary, annual bonus, and long-term incentives. In addition, the Compensation Committee annually determines or makes recommendations to the Board with respect to the compensation of all other senior executives.   In determining the incentive component of executive compensation, the Compensation Committee considers such factors as our performance relative to our peer group, the officer's performance in light of our goals and objectives relevant to the officer's compensation, competitive market data pertaining to compensation at comparable companies, the Company’s financial and operating status and such other factors as the Compensation Committee deems relevant.

The committee also administers our insider trading policy as it applies to senior management.
The responsibilities, powers and operation of the Compensation Committee are set out in its charter which is available on our website at www.interoil.com

(d)
If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Hay Group has been retained by the Compensation Committee to review the remuneration paid to non-executive directors.  This work is ongoing.  The Compensation Committee also retained the Hay Group early in 2010 to review the remuneration paid to each of the Company’s executive officers, undertake market reviews and make recommendations.  Hay Group also undertake  an annual remuneration and benefits survey in Papua New Guinea and provide a report containing data for that employment market.  This survey is being supplemented in 2010 by a further industry-specific survey being undertaken by McDonald & Company (Australasia) in relation to Papua New Guinea.  On occasion, the Company commissions a single-sector survey outside of Papua New Guinea.

8. Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
A Reserves Committee was established by the Board in June 2008.  Its membership is comprised of Mr. Grundy, Mr. Speal and Dr Byker.

The purpose of the Reserves Committee is to assist the Board to fulfil its responsibilities under National Instrument 51 – 101 Standards of Disclosure for Oil and Gas Activities.  The specific duties, responsibilities, powers and operation of the Reserves Committee are set out in its charter which is available on our website at www.interoil.com.

9. Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

InterOil has developed evaluation questionnaires and formal procedures for the evaluation of the performance, skills, specific competency and independence of each director and, to the extent applicable, the Board as a whole and the committees of the Board.   The process is overseen by the Nominating and Governance Committee and was last undertaken in November of 2009.  The evaluation process is to be undertaken on an annual basis and will next be conducted during November, 2010.

Copies of position descriptions and mandates noted herein as being available on InterOil's website at www.interoil.com may also be obtained on request from the Corporate Secretary at PO Box 6567, Cairns, Queensland, Australia 4870.

APPENDIX "B"

DIRECTORS' ATTENDANCE RECORDS

The following table sets forth the attendance record of each director for all Board and committee meetings held for the financial year ended December 31, 2009.

		Committees
	Board	Audit	Compensation	Nominating and Governance	Reserves
Number of Meetings Held[1]	18	5	7	2	3
Number of Meetings Attended
Phil E. Mulacek	17	-	-	-	-[2]
Christian M. Vinson	18	-	-	-	-
Roger N. Grundy	14	-	-	-	3
Gaylen J. Byker	17	5	7	2	3
Edward Speal	17	5	7	2	3
Roger F. Lewis	17	5	7	2	-

Note:
(1)	Additional business was conducted and resolutions were passed during the year by way of unanimous written resolutions in lieu of meetings pursuant to section 3.13 of the Company’s By-Law.

(2)	Mr Mulacek attended meetings of the Reserves Committee in his executive capacity as Chief Executive Officer.

B-1

APPENDIX "C"

CHARTER OF THE BOARD OF DIRECTORS

General Powers of the Board of Directors

The Board of Directors (the "Board") of InterOil Corporation (the "Corporation") has a duty to manage the business and affairs of the Corporation in accordance with the Business Corporations Act (Yukon) and the regulations thereunder, and the articles and by-laws of the Corporation.  The powers of the Board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all directors entitled to vote on the resolution.

The principal responsibility of the Board is to promote the best interests of the Corporation and its shareholders.  This responsibility includes: (i) approving fundamental operating, financial and other corporate plans, strategies and objectives; (ii) evaluating the performance of the Corporation and its senior management; (iii) selecting, regularly evaluating and fixing the compensation of executive officers; (iv) adopting policies of corporate governance and conduct, including compliance with stock exchange policies, applicable laws and regulations, financial and other controls; (v) reviewing the process of providing appropriate financial and operational information to the shareholders and the public generally; and (vi) evaluating the overall effectiveness of the Board.

The Board is responsible for ensuring that the Corporation carries out the strategic vision for the Corporation developed by the Chairperson of the Board and the CEO, and approved by the Board.  Historically, the Corporation's vision has focused on superior growth and accepted a correspondingly increased level of risk.  In carrying out its responsibilities, the Board is required to base its decisions on the Corporation's growth oriented approach to increasing shareholder value, or such other revised strategies as may be adopted by the Chairperson of the Board and the CEO, and approved by the Board.

General Fiduciary Duties

The Board must act in the best interests of the Corporation and its shareholders generally.  Every director of the Corporation in exercising his powers and discharging his duties must:

(a)	act honestly and in good faith with a view to the best interests of the Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Fiduciary duties include, by way of example, the obligation to refrain from voting on contracts where personal financial or other interests conflict with those of the Corporation, using insider information in securities transactions and appropriating a corporate opportunity for personal benefit.  Directors must act with such care as would reasonably be expected of a person having the knowledge and experience of the particular director in question.

Directors should have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board.  It is the responsibility of each director to ask such questions as may be necessary to satisfy him that he has been supplied with all the necessary information on which to base his decisions.  Directors should have a basic understanding of the principal operational and financial objectives, strategies and plans of the Corporation, and the results of operations and financial condition of the Corporation.

Directors are entitled to rely in good faith on: (i) financial statements of the Corporation which are represented by an officer of the Corporation or in a written report of the auditors of the Corporation as fairly reflecting the financial condition of the Corporation; or (ii) an opinion or report of a lawyer, accountant, engineer, appraiser or other person whose profession lends creditability to a statement made by him.

In order to fulfill his fiduciary duties to the Corporation and its shareholders, each director should: (i) prepare for and attend all meetings of the Board; (ii) be sufficiently informed about the current and proposed activities of the Corporation; (iii) review the minutes of meetings, including any meeting not attended as well as any resolutions passed or actions taken; (iv) obtain advice from outside or independent advisors and consultants when necessary; (v) consider whether the minutes of the previous meeting of the Board accurately represent the discussions that took place and the resolutions that were passed; and (vi) be attentive to matters arising in respect of the Corporation's activities.

Conflicts of Interest

A director who is a party to a material contract or proposed material contract with the Corporation, or who is a director or officer of or has a material interest in any corporation or entity which is a party to a material contract or proposed material contract with the Corporation, must disclose in writing to the Corporation, or request to have entered in the minutes of meetings of directors, the nature and extent of his interest.

The disclosure required to be made by a director where there is a conflict of interest must be made at the meeting at which a proposed contract is first considered by the Board or, if the director had no interest in a proposed contract at the time of such meeting, at the first meeting of the Board after he acquires an interest.  If the director acquires an interest after a contract is made, he must disclose his interest at the first meeting of the Board after acquiring the interest.  If a person who has an interest in a contract later becomes a director of the Corporation, he must disclose his interest at the first meeting of the Board after he becomes a director.

Where a proposed contract is dealt with by a written resolution signed by all directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he acquires the interest.

A director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract, unless the contract is:

(a)	an arrangement by way of security for money loaned to or obligations undertaken by him, or by a corporation in which he has an interest, for the benefit of the Corporation or an affiliate;

(b)	a contract relating primarily to his remuneration as a director, officer, employee or agent of the Corporation or an affiliate;

(c)
a contract for indemnity or insurance with respect to a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a corporation of which the Corporation is or was a shareholder or creditor; or

(d)	a contract with an affiliate of the Corporation. Directors who serve on boards of affiliated corporations are not required to refrain from voting on contracts between the two corporations.

Any profits or gains realized by a director as a result of his privileged position on the Board must be reimbursed to the Corporation, except in the case of gains resulting from contracts with respect to which he has complied with the obligation to disclose his interest and has refrained from voting.

Mandate and Stewardship of the Corporation

The Board is responsible for the stewardship of the Corporation and, as part of the overall stewardship responsibility, should assume responsibility (directly or through its committees) for overseeing the following matters:

(a)	the adoption of a strategic planning process;

(b)	the identification of the principal risks of the Corporation's business and endeavouring to ensure the implementation of appropriate systems to manage those risks;

(c)	succession planning;

(d)	the implementation of a communications policy for the Corporation;

(e)	monitoring the integrity of the Corporation's internal control and management information systems; and

(f)	overseeing the Corporation's commitment to social and community responsibility and fostering ethical and responsible decision making by management.

The Board has identified the following core functions:

(a)	choosing the Corporation's Chief Executive Officer and overseeing his efforts to direct the senior management team in managing the enterprise;

(b)	setting the broad parameters within which the management team operates, including adopting a strategic planning process and approving a strategic direction;

(c)	defining a framework to monitor the management of business opportunities and risks;

(d)	providing direction and advice to the Chief Executive Officer and the management team;

(e)	monitoring and assessing the performance of the Chief Executive Officer; and

(f)	providing information to security holders and stakeholders about the integrity of the Corporation's financial performance.

Corporate Opportunity

A director is precluded from obtaining for himself or diverting to another person or corporation with whom or with which he is associated, either secretly or without the approval of the Corporation, any property or business advantage belonging to the Corporation or with respect to which the Corporation has been in the course of negotiations.

A director is also precluded from acting in the manner described even after his resignation where the resignation may fairly be considered to have been prompted or influenced by a wish to acquire for himself the opportunity sought by the Corporation, or where it was his position with the Corporation that led to the opportunity.

In certain circumstances, a director may not use his position as a director to make a profit, even if it was not open to the Corporation to participate in the transaction.

Duty of Independence

A director must act in the best interests of the Corporation and its shareholders generally and not in the interest of any one shareholder or group of shareholders.  In determining whether a particular transaction or course of action is in the best interests of the Corporation, a director, if he is elected or appointed by holders of a class or series of shares, may give special, but not exclusive, consideration to the interests of those who elected or appointed him.

Duty of Confidentiality

Directors of the Corporation have an obligation to maintain the confidentiality of matters discussed at meetings of the Board unless:

(a)	it was clearly understood at the Board meeting that the information was not required to be kept in confidence;

(b)	the director was required or authorized by law to disclose the information; or

(c)	the director was authorized expressly or implicitly by the Board to make disclosure of the information.

Duty Not to Misuse Information or Position

A director must not misuse his position or make improper use of information acquired by virtue of his position to gain, directly or indirectly, an advantage for himself or any other person or to cause detriment to the Corporation.  Directors are insiders of the Corporation and, as such, must not use information about the Corporation to trade in securities or to assist others to trade in securities of the Corporation before the information is available to the public.

Insider Reporting

Directors are required to report any changes in their direct or indirect beneficial ownership of or control or direction over securities of the Corporation within ten days of the change, or such shorter period as is required by applicable law.

Communication to Shareholders

The Board must comply with the Corporation's Disclosure Policy regarding effective communication with its shareholders and the public generally.  Directors have a responsibility to have appropriate procedures in place so that accurate, appropriate and timely disclosure is being made to the Corporation's shareholders and to the public.

Delegation of Authority to Officers and Committees

The Board may delegate authority and functions to officers and to committees of directors.  The Board has the right to appoint officers to perform such duties as are assigned to them by the Board.  The persons holding such offices shall also have the powers assigned to them from time to time by the Chief Executive Officer of the Corporation.

The Board has established an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and Reserves Committee.  The Board has established a charter for each such committee, which includes the committee's responsibilities, the composition of the committee, various administrative matters, and a position description for the chair of each committee.  The Board may establish such other committees as it determines are necessary or beneficial for its management of the business and affairs of the Corporation and the fulfillment of its other responsibilities described in this Charter.

The following matters are within the sole purview of the Board and may not be delegated by the Board to a committee of directors or to an officer of the Corporation:

(a)	the submission to the shareholders of any question or matter requiring the approval of the shareholders;

(b)	the filling of a vacancy among the directors;

(c)	the issuance of securities, except in the manner and on the terms authorized by the Board;

(d)	the declaration of dividends;

(e)	the purchase, redemption or other acquisition of shares of the Corporation, except in the manner and on the terms authorized by the Board;

(f)
the payment of a commission to any person in consideration of: (i) his purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person; or (ii) his procuring or agreeing to procure purchasers for shares of the Corporation;

(g)	the approval of a management proxy circular;

(h)	the approval of any financial statements to be placed before the shareholders at an annual meeting; or

(i)	the adoption, amendment or repealing of any by-laws of the Corporation.

Financial Statements

The Board has a duty to approve the annual financial statements of the Corporation and to submit the financial statements of the Corporation, and the auditors' report thereon, for the preceding year to the shareholders at the annual meeting of the shareholders of the Corporation.

A director is required to forthwith notify both the Audit Committee and the Corporation's auditors of any error or misstatement of which he becomes aware in the audited financial statements of the Corporation.  The Board has a duty to prepare and issue corrected financial statements on being informed of an error or misstatement by an auditor or former auditor and the duty to file these statements with or inform the appropriate securities regulatory authorities.

Auditors

On demand from the Corporation's auditors, each present and former director of the Corporation has a duty to furnish to the auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of the Corporation or its subsidiaries that he is reasonably able to furnish and which the auditors consider necessary to enable them to report on the annual financial statements.

Shareholder Meetings

The Board is required to call the annual meeting of the shareholders and may, at any time, call a special meeting of shareholders.  The Board has a duty to call a special meeting of the shareholders to approve any matter which requires the approval of shareholders by special resolution.

Matters Requiring Board Approval

The following matters require specific approval of the Board:

(a)	all matters identified in this Charter as falling within the sole purview of the Board;

(b)	the annual budgets (including operating and capital budgets) for the Corporation and any amendments thereto;

(c)
compensation (including options, bonuses and forms of compensation) for executive officers of the Corporation having regard to the recommendations of the Compensation Committee and the Chief Executive Officer;

(d)
expenditures or transactions falling outside the guidelines or operating authorities approved by the Board provided; however, that expenditures described in an approved budget and other expenditures required in an emergency situation (i.e. environmental, health and safety) may be authorized by the CEO;

(e)	the selection of the principal advisors to the Corporation, including banking, legal, engineering and financial;

(f)	the appointment of executive officers of the Corporation;

(g)	the appointment of members to committees of the Board;

(h)
any transaction involving senior management that is outside corporate policy or which, because of the nature of the transaction or the potential for conflict because the parties are not acting at arm's length should be approved by the Board; and

(i)
major and significant corporate decisions, including any contract, arrangement or transaction, which would reasonably be considered to be material or of such significance as to reasonably warrant consideration by the Board.